Exhibit (a)(1)(v)

PACO DEVELOPMENT, L.L.C.
PO Box 34729
North Kansas City, Missouri 64116

CONTACT: Paco Development, L.L.C. (816) 877-0892

FOR IMMEDIATE RELEASE

NORTH KANSAS CITY, MISSOURI, March 6, 2006 - Paco Development, L.L.C. announced the extension of the expiration date of the outstanding tender offer for Beneficial Assignee Certificates evidencing the beneficial interest of an assignee in the Series 19 Limited Partnership Interests of Boston Capital Tax Credit Fund III L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Kansas City time, on Friday, March 17, 2006. The offer was previously scheduled to expire at 5:00 p.m. Kansas City time on Monday, March 6, 2006.

To date, Paco Development reported the approximate number of Beneficial Assignee Certificates deposited to be 5,700 in response to the offer.

For further information, please contact Paco Development at (816) 877-0892.